Fidelis Insurance Group Declares Quarterly Dividend and
Announces New Share Repurchase Authorization

PEMBROKE, Bermuda, August 14, 2024 - Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or “the Company”), a global specialty insurer, announced today that its Board of Directors has approved and declared a dividend of $0.10 per share, payable on September 30, 2024, to common shareholders of record on September 16, 2024.

In addition, the Board of Directors approved a new share repurchase program (the “Program”), authorizing the Company to purchase up to an aggregate $200 million of the Company's shares.

Pursuant to the Program, the Company may repurchase shares through open market purchases under Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accelerated share repurchases or privately negotiated transactions, as well as pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act.

The timing, as well as the number and value of common shares repurchased under the Program, will be determined by the Company at its discretion and will depend on a variety of factors, including its assessment of the intrinsic value of the Company’s common shares, attractive growth opportunities, the market price of the Company’s common shares, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal, regulatory and contractual restrictions and the Company’s capital and business strategy. The Program may be suspended or discontinued by the Board of Directors at any time.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk